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                      [DOANE PRODUCTS COMPANY LETTERHEAD]


                                October 5, 1998

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Doane Products Company (Doane Pet Care Company)
          Registration Statement on Form S-1
          filed on August 7, 1998 (File No. 333-61031)

Ladies and Gentlemen:

     On behalf of Doane Products Company (the "Company"), I hereby request that the Securities and Exchange Commission (the "Commission") terminate the Company's filing of the Registration Statement referenced above (the "Registration Statement"). The Company has decided to terminate the offering contemplated by the Registration Statement due to changes in market conditions as well as the availability of alternative financing plans.

     We request that you issue an order formally terminating the registration contemplated by the Registration Statement. Please note that the registration statement on Form S-1 File No. 333-61027 of the Company's parent DPC Acquisition Corp. (Doane Pet Care Enterprises, Inc.) will still be on file with the Commission and DPC Acquisition Corp. is proceeding with the offering contemplated therein. Please contact me at (713) 758-3250 or Thomas Heidenthal of the Company at (615) 309-1009 with any questions.

                                                  Very truly yours,


                                                  /s/  GIL M. MELMAN
                                                  -------------------
                                                  Gil M. Melman


cc:  Ms. Sonia Galindo (Via facsimile (202) 942-9528)
     Mr. Thomas Heidenthal
     Mr. David Oelman
     Mr. Alan Baden